July 30, 2025

Qiaojun Lai
Chief Executive Officer
Collab Z Inc.
29 Orinda Way, Unit 2060
Orinda, CA 94563

       Re: Collab Z Inc.
           Registration Statement on Form S-1
           Filed July 21, 2025
           File No. 333-288817
Dear Qiaojun Lai:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed July 21, 2025
Future Equity Obligation, page 50

1. We note your response to prior comment 2. It is unclear whether the agreement filed as Exhibit 10.5 is the actual SAFE or a term sheet for a SAFE. For example, Exhibit
       10.5 refers to the SAFE for an explanation of "qualified financing round." Please ensure that the SAFE is filed as an exhibit to the registration statement.
Item 15. Recent Sales of Unregistered Securities, page II-3

2. We note your disclosure amended in response to prior comment 6. Please revise to indicate the section of the Securities Act or rule of the Commission under which exemptions from registration were claimed and state briefly the facts relied upon to make the exemptions available. See Item 701(d) of Regulation S-K.
 July 30, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ross David Carmel